

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2025

Amos Cohen
Chief Financial Officer
Intercure Ltd.
85 Medinat ha-Yehudim Street
Herzliya, 4676670, Israel

> **Re: Intercure Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2024**
>   **Filed May 1, 2025**
>   **File No. 001-40614**

Dear Amos Cohen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences